October 19, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Tony Burak

Re:	Nationwide Mutual Funds (“NMF”) File Nos. 811-08495 and 333-40455 Nationwide Variable Insurance Trust (“NVIT”) File Nos. 811-03213 and 002-73024

Dear Mr. Burak:

This letter (the “Response Letter”) responds to each of the comments provided orally on September 23, 2020 regarding recent Form N-CSR, Form N-CEN and Form N-1A filings by NMF and NVIT (each, a “Registrant”) with the Securities and Exchange Commission (the “Commission”).  For your convenience, each of your comments is summarized in bold, in the order that you provided them, and the applicable Registrant’s response is set forth immediately below each comment.  Capitalized terms not otherwise defined in this Response Letter have the meanings assigned to such terms in the filed document to which the comment relates.

1. Comment -- On each Registrant’s most recent Form N-CEN, the response to Item B.22 indicates that payments were made to shareholders as a result of errors in calculating NAV per share for the following Funds: Nationwide Multi Cap Portfolio, NVIT Multi-Manager International Growth Fund, and NVIT J.P. Morgan Mozaic Multi-Asset Fund.

a.	Explain the circumstances relating to the miscalculations, including whether any weaknesses in internal controls were identified.

b.	If any weaknesses were identified, describe any actions taken by the Fund to remedy such weaknesses.

Response

With respect to the Nationwide Multi Cap Portfolio and the NVIT Multi-Manager International Growth Fund, errors in calculating NAV per share resulted from untimely communications to each such Registrant’s sub-administrator by a subadviser of the details of portfolio securities transactions.  Consequently, shareholder transactions were subsequently reprocessed to reflect the correct NAV per share for each Registrant.

In order to gain exposure to commodity markets, the NVIT J.P. Morgan Mozaic Multi-Asset Fund (the “Mozaic Fund”) invests up to 25% of its total assets in the NW Securities Fund, a wholly-owned Cayman Islands subsidiary that invests primarily in commodity-related instruments, such

U.S. Securities and Exchange Commission

as futures contracts (the “Subsidiary”).  During the fiscal year ended December 31, 2019, the Mozaic Fund’s sub-administrator had accrued certain fund expenses in both the Mozaic Fund and the Subsidiary, resulting in an over-accrual of such fund expenses on a consolidated basis that produced an error in the NAV per share.  The Mozaic Fund’s sub-administrator subsequently reimbursed the Mozaic Fund in the amount of the over-accrual ($4,086) and reprocessed shareholder transactions to reflect the correct NAV per share.

Upon an analysis of the circumstances in each of the foregoing instances, each Registrant’s management believes that the errors were not the result of any material weaknesses in internal controls, and no material weaknesses in internal controls had been identified by the Registrants’ independent public accountants.

2. Comment -- On NVIT’s most recent Form N-CEN, the response to B.23 indicates that no distributions were made of the nature to be accompanied by a Section 19(a) notice.  We note that the financial statements for each of the NVIT U.S. 130/30 Equity Fund and Amundi NVIT Multi Sector Bond Fund indicate that returns of capital distributions were made during the year.

a.	Explain whether the Funds were required to send Section 19(a) notices to shareholders.

b.	If Section 19(a) notices were required, please state whether such notices were actually sent.

Response

a. The financial statements for each of the NVIT U.S. 130/30 Equity Fund and Amundi NVIT Multi Sector Bond Fund correctly indicated that returns of capital distributions had been made during the prior fiscal year.  Registrant will file an amendment to the Form N-CEN for the period ended December 31, 2019 indicating that such return of capital distributions had been made.

b. Registrant confirms that notice of the return of capital distributions, as required by Rule 19a-1, was made in a timely manner to the owners of the NVIT U.S. 130/30 Equity Fund’s and Amundi NVIT Multi Sector Bond Fund’s shares.

3. Comment -- The Nationwide AllianzGI International Growth Fund changed its fiscal year end from September 30 to October 31.  We note that the N-CSR that includes data for the years ended September 30, 2019 and October 31, 2019 was filed December 12, 2019, which is outside the required filing time (60 days from the end of the fiscal year to send the report to shareholders, and an additional 10 days after transmission to shareholders to file with the SEC).  We ask that, going forward, if the Registrant anticipates a late filing, please give the Staff notice through a Form 12b-25 filing, which will give the Registrant an additional 15 days to file the report.

Response -- Rule 12b-25 of the Securities Exchange Act of 1934, as amended, requires the filing of a Form 12b-25 notice in the event a registrant is unable to file an annual report on Form N-CSR timely without unreasonable effort or expense.  NMF notes that Rule 12b-25 did not apply with respect to the Nationwide AllianzGI International Growth Fund, because the N-CSR in question was not filed late due to any circumstances for which Rule 12b-25 provides relief.  Rather, NMF filed the N-CSR on December 12, 2019 in reliance on a no-action letter, dated August 21, 2019, issued by the Chief Accountant of the Commission’s Division of Investment Management.  In

U.S. Securities and Exchange Commission

connection with the no-action letter, the Commission staff took into account the Registrant’s representation that in lieu of providing shareholders an audited annual report for the fiscal year ending September 30, 2019 within the normal time-frame, Registrant would distribute to shareholders an annual report and file with the Commission its Form N-CSR combined for both the year ending September 30, 2019 and the period ending October 30, 2019 no later than 75 calendar days after the end of the September 30, 2019 fiscal year end.  In compliance with the no-action letter, the registrant completed all such actions on December 12, 2019, which was 73 calendar days after the September 30, 2019 fiscal year end.  A copy of the Commission’s no-action letter, together with NMF’s request for no-action relief, accompany this Response Letter.

4. Comment -- We note that the following statements required by Form N-1A were not included in the latest shareholder reports.  Please include them going forward:

a.
Item 27(b)(6): Availability of Additional Information About Fund Directors.  A statement that the SAI includes additional information about Fund directors and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the SAI.

b.
Item 27(d)(5): Statement Regarding Availability of Proxy Voting Policies and Procedures.  A statement that a description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; (ii) on the Fund’s Web site, if applicable; and (iii) on the Commission’s Web site at http://www.sec.gov.

Response
a. Going forward, each Registrant will include the following disclosure in the Management Information section:

The Statement of Additional Information (“SAI”) includes additional information about the board members and is available, without charge, upon request.  Shareholders may call 800-848-0920 to request the SAI.

b. Going forward, the Registrants will replace the current disclosure with respect to the Statement Regarding Availability of Proxy Voting Record with the following:

Statement Regarding Availability of Proxy Voting Procedures and Proxy Voting Record

Federal law requires the Trust and each of its investment advisers and subadvisers to adopt procedures for voting proxies (the “Proxy Voting Guidelines”) and to provide a summary of those Proxy Voting Guidelines used to vote the securities held by a Fund.  The Funds’ proxy voting policies and procedures and information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended [April/June/October/December] [30/31] are available without charge (i) upon request, by calling 800-848-0920, (ii) on the Trust’s website at [nationwide.com/mutualfunds or nationwide.com/mutualfundsnvit (as applicable)], or (iii) on the SEC’s website at www.sec.gov.

U.S. Securities and Exchange Commission

5. Comment -- We note that the prospectus dated April 29, 2020 for the NVIT iShares Fixed Income ETF Fund and NVIT iShares Global Equity ETF Fund shows a portfolio turnover rate that reflects less than a full fiscal year (i.e., for the period from January 24, 2019 through December 31, 2019).  Going forward, whenever the portfolio turnover rate reflects less than a full fiscal year, the period presented should be explained in the Item 3 portfolio turnover disclosure.

Response – Going forward, whenever the portfolio turnover rate reflects less than a full fiscal year, the applicable Registrant will identify the period presented and explain the reason such period was used.

6. Comment -- In the prospectus dated February 28, 2020, the total expense ratio for the Nationwide Ziegler Equity Income Fund shown in the fee table is different from the gross expense ratio shown the financial highlights, for each of Class A, Class C, Class R6, and Institutional Service Class.  There is no mention in the fee table of anything being restated.  Please explain what accounts for this difference.

Response – For the prospectus dated February 28, 2020, the Registrant restated the expense information to reflect the expected increase in Annual Fund Operating Expenses due to a significant decline in the Nationwide Ziegler Equity Income Fund’s assets that had occurred subsequent to the end of the fund’s prior fiscal year on October 31, 2019.  When restating Annual Fund Operating Expenses going forward, the Registrants will include a footnote to the Expense Table indicating that the expense information in the table has been restated to reflect current fees.

Please do not hesitate to contact me at (614) 435-1792 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Lee T. Cummings
Lee T. Cummings
Treasurer, Principal Financial Officer and
Senior Vice President
Nationwide Mutual Funds
Nationwide Variable Insurance Trust

Cc: Prufesh R. Modhera, Esq.
   Allan J. Oster, Esq.

One Nationwide Plaza Mail Code 5-02-210 Columbus, OH 43215	Direct line 614-435-1792 www.nationwidefunds.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 21, 2019

Joseph Finelli
Nationwide Funds
One Nationwide Plaza
Columbus, Ohio 43215

RE: Request for Relief under Section 30 of the Investment Company Act of 1940, as amended, and Rules 30b2-1 and 30e-1 thereunder.

Dear Mr. Finelli:

In your letter dated August 21, 2019, you request our assurance that the staff would not recommend enforcement action to the Commission under Rules 30b2-1 and 30e-1 of the Investment Company Act of 1940 (the "Act") against the Nationwide Allianz GI International Growth Fund (the "Fund"), a series of Nationwide Mutual Funds Trust (the "Trust"), if they do not distribute the annual report to shareholders of the Fund within 60 days after the close of the fiscal year end, September 30, 2019, (and file the corresponding Form N-CSR with the Commission within ten days of such distribution) and, instead distribute an annual report to shareholders (and file the corresponding Form N-CSR with the Commission), under the circumstances described below.

You represent that:

1) the Fund, which had the fiscal year end September 30, 2019, changed to the fiscal year end October 31, 2019; and

2) in lieu of providing shareholders an audited annual report for the fiscal year ending September 30, 2019 for the Fund, the Fund will distribute to shareholders of the Fund and file with the Commission an annual report containing audited financial statements for the fiscal year ending September 30, 2019, and for the one month period of the fiscal year ending October 31, 2019, within 75 calendar days of the end of the fiscal year ending September 30, 2019 (i.e. no later than December 14, 2019).

Section 30 and Rule 30e-l(c) under the Act require registered management investment companies to transmit to shareholders a report containing their financial statements at least semiannually, within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the Act requires that a report be filed on Form N-CSR not later than 10 days after the transmission to shareholders of the report containing financial statements. However, Rule 30e-l(e) under the Act allows for the extension of transmittal deadlines for "good cause," if a written request is made. In your letter, you explain the reason for seeking relief is the change in the Fund's fiscal year end and represent that, under the proposed arrangement, there will be a reduction in costs to the shareholders of the Fund, and that the shareholders will be provided with the relevant information about the Fund, thus meeting the "good cause" requirement.

Page 2 of 2

Based on the facts and representations in your letter, we would not recommend enforcement action to the Commission against the Fund under Section 30 of the Act and Rules 30b2-1 and 30e-l thereunder, if the Fund (i) files with the Commission and distributes to shareholders an annual report for the fiscal year ending September 30, 2019, within 75 calendar days from the end of the fiscal year ending September 30, 2019 (i.e. no later than December 14, 2019); and (ii) files Form N-CSR for the Fund with the Commission within ten days of such distribution. Our position is based on the specific facts and representations in your request. Different facts or representations might require a different conclusion. Moreover, this response presents our position on enforcement action only and does not express any legal conclusions on the issues presented.

If you have any comments or questions, please contact Jenson Wayne at (202) 551-4283.

Very Truly Yours,

Alison Staloch
Chief Accountant
Division of Investment Management

Nationwide®

August 21, 2019

Alison Staloch
Chief Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Request for Relief under the Investment Company Act of 1940, as amended, and Rules 30b2-1 and 30e-1 thereunder

Dear Ms. Staloch:

Nationwide AllianzGI International Growth Fund (the "Fund"), a series of Nationwide Mutual Funds (the "Trust"), which is registered with the U.S. Securities and Exchange Commission (the "Commission") as an open-end management investment company, seeks assurance from the staff of the Division of Investment Management (the "Staff") that it will not recommend enforcement action to the Commission if, in connection with a change in fiscal year-end from September 30, 2019 to October 31, 2019, the Fund does not, in accordance with Rules 30b2-1 and 30e-1 (the "Rules") under the Investment Company Act of 1940, as amended (the "Investment Company Act"), transmit an annual report to shareholders (or file the corresponding Form N-CSR with the Commission) for the fiscal year ending September 30, 2019, and instead transmits an annual report to shareholders for the fiscal year ending October 31, 2019 covering the twelve-month audited period ending September 30, 2019 and the one-month audited period ending October 31, 2019 by December 14, 2019 (and files the corresponding Form N-CSR with the Commission within 10 days of such transmittal to shareholders in accordance with Rule 30b2-1).

Background

The Fund is a series of a Delaware statutory trust and a series investment company comprising 50 Funds. The Fund's investment adviser is Nationwide Fund Advisors (the "Adviser"). On August 2, 2019, based on the recommendation of the Adviser, the Board of Trustees of the Trust approved changing the Fund's fiscal year-end from September 30 to October 31 of each year.

Nationwide Funds SEC Request for Relief Letter August 21, 2019 page 1 of 2

Analysis

The Rules require that every registered management company transmit reports to shareholders with respect to such company at least semiannually and that Form N-CSR (or Form N-CSRS, as applicable) be filed with the Commission within ten days of such distribution. Under the Rules, the change in the fiscal year-end date would have the effect of requiring the Fund to transmit to shareholders and file with the Commission two annual reports within a one-month period. The Fund believes that distributing and filing two annual reports within a one-month period is a costly undertaking that fails to provide shareholders with additional meaningful information about the Fund or its financial condition. The Fund believes that relevant information about the Fund and its financial condition would be available to shareholders by solely distributing and filing the annual report for the new fiscal year end that covers the thirteen-month period as outlined above.

Accordingly, the Fund proposes to transmit an annual report to its shareholders for the fiscal years ending September 30, 2019 and October 31, 2019, covering the twelve-month audited period ending September 30, 2019 and the one-month audited period ending October 31, 2019 as of the new fiscal year-end by December 14, 2019 (and to file a corresponding Form N-CSR with the Commission within 10 days of such transmittal pursuant to Rule 30b2-1). Because the Fund will transmit the annual report to shareholders no more than 15 days later than they otherwise would have been required to transmit an annual report for the fiscal year ending September 30, 2019, the Fund believes that Fund shareholders will not be disadvantaged by failing to receive an annual report for the fiscal year ending September 30, 2019 within the time prescribed by the Rules. In fact, if the Fund was required to transmit both annual reports to shareholders separately, shareholders would bear the additional significant cost of distributing an extra report without, the Fund believes, obtaining any additional meaningful information about the Fund or its financial condition.

Conclusion

For the reasons described above, we respectfully request that the Staff advise us that it will not recommend enforcement action to the Commission if the Fund does not distribute an annual report to shareholders (or file the corresponding Form N-CSR with the Commission) for the fiscal year ending September 30, 2019, and instead distributes an annual report to shareholders for the fiscal year ending October 31, 2019, covering the twelve-month audited period ending September 30, 2019 and the one-month audited period ending October 31, 2019 as of the new fiscal year-end by December 14, 2019 (and file the corresponding Form N-CSR with the Commission within 10 days of such transmittal pursuant to Rule 30b2-1).

Please call the undersigned, Joe Finelli at 614-435-1264 or email finellj@nationwide.com, if you have any questions regarding this letter.

Sincerely,

Joseph Finelli

Joseph Finelli
Treasurer, Nationwide Funds
One Nationwide Plaza
Columbus, Ohio 43215

Copy to:
Peter M. Hong
Stradley Ronon Steven & Young, LLP

Nationwide Funds SEC Request for Relief Letter August 21, 2019 *page 2 of 2*